

16013736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

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SEC FILE NUMBER
8-69528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowroot Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Boulevard, Suite 1830
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert F. Santos 310 341-4774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Robert F. Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowroot Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 29th day of February 2016 by Roberto Francisco Santos

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)


Somalia Sloane Goldsby
COMM. 2011035
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 10, 2017


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ARROWROOT PARTNERS, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2015
(with supplementary information)

TABLE OF CONTENTS

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Arrowroot Partners, LLC
Santa Monica, CA 90401

I have audited the accompanying statement of financial condition of Arrowroot Partners, LLC (the "Company"), a California limited liability company, as of December 31, 2015 and the related statements of income (loss), changes in members' equity, and cash flows for the period August 21, 2015 to December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period August 21, 2015 to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rockin, CA
February 27, 2016

ARROWROOT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash	$	21,417
Pre-paid Assets		914
TOTAL ASSETS	$	22,331
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	1,000
TOTAL CURRENT LIABILITIES		1,000
MEMBER'S EQUITY		
Member's Equity		21,331
TOTAL MEMBER'S EQUITY		21,331
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,331

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF OPERATIONS
August 21 to December 31, 2015

REVENUES		
M&A Advisory Fees	$	7,500
TOTAL REVENUES		7,500
OPERATING EXPENSES		
Bookkeeping Fees		1,000
Email Archiving		37
Filing fees		730
Insurance (Fidelity Bond)		300
Professional fees		3,500
Rent		2,177
Toll & Parking		3
Other operating expenses		0
TOTAL OPERATING EXPENSES		7,747
NET LOSS BEFORE INCOME TAXES		(247)
Income Taxes		0
NET LOSS	$	(247)

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
August 21, 2015 to December 31, 2015

MEMBER'S EQUITY

Balance as of August 21, 2015	$	19,878
Capital Contributions		1,700
Net Income (Loss) for period		(247)
Balance as of December 31, 2015	$	21,331

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CASH FLOWS
August 21 to December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(247)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Pre-paid expenses		(200)
Accounts payable and other liabilities		(1,836)
NET CASH USED IN OPERATING ACTIVITIES		(2,283)
CASH FLOWS USED IN INVESTING ACTIVITIES		--
CASH FLOWS USED IN FINANCING ACTIVITIES		
Member's Capital: Capital Contribution		1,700
Capital Contributions		1,700
NET DECREASE IN CASH		(583)
CASH- August 21, 2015	$	22,000
CASH- End of year	$	21,417
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year:		
Interest	$	-
Income taxes	$	-

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 -Organization

Arrowroot Partners, LLC (the "Company") is a California Limited Liability Company formed on August 5, 2014. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on August 21, 2015. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) private placements of securities; and (2) M&A Corporate Advisory Services. The company derives revenue primarily from M&A advisory fees and other investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of Vitreous Partners Holdings, LLC ("Parent")

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LLC Formation
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The $800 minimum tax was paid prior to August 21, 2015.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organizations tax returns are more likely than not be to sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Revenue Recognition
Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with the Vitreous Partners, LLC ("Vitreous"), a subsidiary of the company's common parent, Vitreous Partners Holdings, LLC, effective August 21, 2015. The terms of this agreement stipulate that Vitreous provides for certain operating expenses and other specific business expenses. Some of the overhead expenses incurred, such as rent, are paid by Vitreous and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent other operating costs incurred in the ordinary course of business. During August 21, 2015 to December 31, 2015, $2,177 was reimbursed to Vitreous which was recorded for rent.

NOTE 4 –Operating Lease

The Company leased its premises from a related party (see Note 3). The Company pays Vitreous Partners, LLC $500 per month per the expense sharing agreement. Rent expense during August 21, 2015 to December 31, 2015 was $2,177.

NOTE 5 –Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The carrying amount of the Company's other assets and liabilities approximate fair value as of December 31, 2015.

Assets	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Cash	$21,417	$0	$0	$21,417
Total	$21,417	$0	$0	$21,417

NOTE 6 -Net Capital Requirement

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2015, the Company had net capital of $20,417 which was $15,417 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,000) to net capital ratio was 0.04 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 8 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The $800 minimum tax was paid prior to August 21, 2015.

NOTE 9 –SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year end December 31, 2015 because the Company's SIPC net operating revenues are under $500,000.

NOTE 10 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 27, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

ARROWROOT PARTNERS, LLC

Supplemental Information

August 21, 2015 to December 31, 2015

ARROWROOT PARTNERS, LLC
COMPUTATION OF NET CAPITAL PUSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2015
SCHEDULE I

COMPUTATION OF NET CAPITAL	
Members' Equity	$ 21,331
Deductions and/or charges (Non-Allowable Assets):	
Pre-paid Expenses	(914)
NET CAPITAL	$ 20,417
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$67
Minimum dollar net capital requirement of broker and dealer	$5,000
Net capital requirement (greater of above)	$5,000
Excess net capital	$15,417
*Excess net capital at 1,000%	$ 14,417
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrues expenses	1,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,000
Ratio: aggregate indebtedness to net capital	0.04:1

*Net capital less the greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the company.

ARROWROOT PARTNERS, LLC
COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2015
SCHEDULE II

A computation of reserve requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC
INFORMATION RELATING TO POSSESSION AND CONTROL
REUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2015
SCHEDULE III

Information relating to possession or control requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC
REPORT ON EXEMPTION PROVISIONS
REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. § 15c3-3(k)
FOR THE PERIOD AUGUST 21, 2015 THROUGH DECEMBER 31, 2015

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Arrowroot Partners, LLC

I have reviewed management's statements, included in the accompanying Arrowroot Partners, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from August 21, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 27, 2016



100 Wilshire Blvd | Suite 1830 | Santa Monica, CA 90401 | USA |

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive

Rocklin, CA 95765

Attention: **Elizabeth Tractenberg**

Re: SEA Rule 17a-5(d)(4) Exemption Report

February 20, 2016

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Incorporated met the Section 204, 15C3-3 (k)(2)(i) exemption for the period August 21, 2015 to December 31, 2015.

All the best,

Robert Santos, CEO & CCO

Arrowroot Partners, LLC
100 Wilshire Blvd., Suite 1830
Santa Monica, CA 90401

February 27, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

MANAGEMENT REPRESENTATION LETTER

Dear Ms. Tractenberg:

This representation letter is provided in connection with your audit of the financial statements of Arrowroot Partners, LLC which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in members' equity and cash flows for the period August 21, 2015 to December 31, 2015 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 27, 2016, the following representation made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement dated January 8, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

- We have provided you with:

    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    - Additional information that you have requested from us for the purpose of the audit.

  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

  - Minutes of the meetings of shareholders', directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were:__________________________.
    (State by group and date)

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

- The effects of all known actual or possible litigation, claims and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc. whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

- The Company has assessed the impact of , and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk has been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the supplemental information (Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3) in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information listed above, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information listed above have not changed from those used in the prior period. The form and content of the supplemental information listed above complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the period August 21, 2015 to December 31, 2015 or through February 27, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions that Arrowroot Partners, LLC met the exemption under Section 240.15c-3-3 (k) (2) (i), are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the period August 21, 2015 to December 31, 2015 and through February 27, 2016.
- Net capital computations prepared by us during the period August 21, 2105 through February 27, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period August 21, 2015 through February 27, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.



Robert F. Santos, CEO

2/29/16

Date